                                                                  Exhibit 19.1

                                 BEACON CAPITAL
                                    PARTNERS

                                     Update
                           mid-year financial report

--------------------------------------------------------------------------------

                        [PHOTO OF MATHILDA RESEARCH CENTRE]

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                            AS OF AND FOR THE PERIOD

                              ENDING JUNE 30, 2000
inside front cover

                                 MID-YEAR REPORT
                          -----------------------------

TO OUR INVESTORS

We are pleased to enclose our financial results for the first six months of calendar 2000. We also want to take this opportunity to bring you up to date with developments at Beacon Capital Partners over this period and to provide an overview of the progress we are making in implementing our strategy.

OUR STRATEGY

For more than a year now, we have been mapping out a strategy that was in response to shifts in the capital markets and that was consistent with the primary objectives of our investors, to produce strong returns and to provide liquidity. In light of the weak public markets, we made the decision not to pursue an initial public offering and chose instead to access additional equity capital through the private markets. We believe that this alternative allows us to continue to implement our focused investment strategy during a time when real estate fundamentals are rapidly strengthening, but many investors are without capital. Through a private fund, we have been able to effectively leverage equity from our original investors, while maintaining the alignment of interests. All of the economic benefits associated with being the General Partner of the new Fund flow directly to our shareholders. We have maintained our focus on opportunities in knowledge-based economies where we can apply our management and development skills and expertise. This strategy has proven to be right on target and has resulted in some extraordinary investments.

The evolution of our strategy and its implications for the Company was described in detail in our Proxy Statement that was distributed in April of this year. We indicated that we would pursue a plan of selling assets and returning capital over time. We also indicated that we would further enhance liquidity through a stock repurchase program. To date, we have made cash distributions of nearly $4.00 per share to our shareholders, including a $3.00 special dividend in June that resulted from various property sales and refinancings. In addition, we have repurchased nearly 1.8 million shares of our common stock, providing enhanced liquidity and improving the overall value for our remaining shareholders.

FINANCIAL RESULTS

The detailed financial statements for the period are included in this report. In summary, Funds from operations (FFO) totaled $13,041,000 or 62 cents per share, an increase of 54.7 percent compared with FFO of $8,432,000 or 40 cents per share in the first half of 1999. Revenues amounted to $31,931,000 versus $19,056,000 an increase of 67.6 percent for the same period. The weighted average number of common shares outstanding in the six-month period totaled 20,973,000 compared with 20,974,000 a year earlier.

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                         BEACON CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------

                                 MID-YEAR REPORT
                          -----------------------------

-----------------------
STATUS OF THE PORTFOLIO
-----------------------

ATHENAEUM PORTFOLIO, CAMBRIDGE, MA

The Cambridge market has changed dramatically since we acquired this 970,000 square foot portfolio in May 1998. Market rents have increased by more than 100%, as technology-driven demand coupled with severe constraint on supply has positioned Cambridge as one of the strongest markets in the U.S. Cambridge is now on the "radar screen" of real estate buyers and lenders and has become a target market for many. We completed a $175 million refinancing of the portfolio in April. After closing costs, defeasance, and repayment of the prior loan, we split net proceeds of $90.7 million with our joint venture partner. In June, we successfully closed the sale of the 215 First Street property for $68 million ($222 per sq. ft.). In conjunction with the sale, the loan was paid down by $50.9 million. A gain of approximately $25.2 million was realized from the sale. The portfolio now consists of 664,000 square feet concentrated around Kendall Square.

TECHNOLOGY SQUARE, CAMBRIDGE, MA

We continue to implement the redevelopment and expansion of this project, transforming it to "ground zero" for Cambridge's technology community. Two of the original buildings have been fully renovated, and together with the third building (fully leased to M.I.T.), have reached a stabilized occupancy of 92%. New development totaling 600,000 square feet, which received final entitlements earlier this year, is well under way. The first of four new buildings (175,000 square feet) is currently under construction and is expected to be ready for occupancy by spring 2001. Market rents in Cambridge now exceed $60 per square foot. Demand for space is so strong that we are accelerating construction on two additional buildings.

[PHOTO OF CONSTRUCTION ON TECHNOLOGY SQUARE BUILDING]

THE DRAPER BUILDING, CAMBRIDGE, MA

As reported in our annual report, Draper Laboratories, the sole tenant in this 475,000 square foot building, failed to exercise an option to renew its lease. This option and subsequent options, if exercised, would have extended the lease to 2052 at rates significantly below current market. After extensive negotiation, and the tenant's strong desire to preserve its occupancy, Draper decided to purchase the building. On April 19, 2000 we sold the property to Draper for $72.5 million. The Draper Building was purchased by Beacon in June 1998 as part of the Technology Square portfolio. The entire portfolio was acquired for $123 million, of which approximately $42 million was allocated to the Draper Building. After closing costs and a $32.2 million pay down of the Deutsche Bank facility, we realized net proceeds of approximately $40 million from the sale. The Company recorded a gain of approximately $27.3 million from the sale.

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                         BEACON CAPITAL PARTNERS, INC.
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

                                 MID-YEAR REPORT
                          -----------------------------

                                                         -----------------------
                                                         STATUS OF THE PORTFOLIO
                                                         -----------------------

DALLAS OFFICE & INDUSTRIAL PORTFOLIO, DALLAS, TX

The excess supply of office space, caused by a surge in new construction in 1999, has continued to suppress office rents. While we continue to rollover the portfolio at rents that are higher than prior rents in place, market rents have not materially appreciated and average occupancy for the portfolio has not exceeded 90%. On the positive side, there is virtually no new construction and demand remains strong as job growth in Dallas continues to exceed expectations. For the first six months of 2000 nearly 92,000 net new jobs had been created in the Dallas Ft. Worth MSA, representing an annual growth rate of approximately 5%. We continue to aggressively lease and manage the assets and are exploring strategy and timing for selling certain properties in the portfolio.

MATHILDA RESEARCH CENTRE, SUNNYVALE, CA

Construction has been completed on the first phase (144,000 square feet), and the tenant, Juniper Networks, took occupancy on June 1, 2000. The second phase (123,000 square feet), which will also be occupied by Juniper Networks, is under construction and is expected to be ready for occupancy by spring 2001. The initial rent (for both phases) is $30 per square foot (net) and increases annually by 4%, providing an average unleveraged yield of 17% over the 12-year lease term. In conjunction with our partner, Menlo Equities, we have also agreed to terms to acquire an adjacent parcel of land and develop a third phase for Juniper Networks. The 101,000 square foot building is projected to cost approximately $28 million and will require additional equity capital of approximately $10 million from Beacon Capital Partners.

MILLENNIUM TOWER, SEATTLE, WA

Construction is proceeding on this 20-story office and residential tower in downtown Seattle. The "topping off" milestone was achieved on June 16th and the building is expected to be ready for occupancy by early first quarter 2001. Market prices for condominiums have risen steadily since our underwriting and we now expect average pricing to be considerably higher than the proforma of $350 per square foot. Substantial progress has been made on the office leasing. As of the end of the second quarter, leases that have been executed or are out for signature represent 98,000 square feet, or approximately 55% of the space, at average net rents of $38 over ten year terms. Tenants include a major financial services firm and a Seattle-based law firm.

                                    [PHOTO OF CONSTRUCTION OF MILLENNIUM TOWER]


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                         BEACON CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------

                                 MID-YEAR REPORT
                          -----------------------------

-----------------------
STATUS OF THE PORTFOLIO
-----------------------

FORT POINT PLACE, BOSTON, MA

[PHOTO OF FORT POINT PLACE]

We resolved the appeal to our zoning variance for the residential component of the project and substantially completed the construction by the end of the second quarter. The project, which entailed the conversion of two brick and beam warehouse buildings to 120 loft condominiums, is now available for occupancy. To date, we have executed purchase and sale contracts on 50 units, and have reservations for 26 additional units. Average pricing is approximately $253 per square foot, slightly above our projections. We also were successful in renewing the major tenant in the office portion of the project. The tenant, who occupies approximately 96,000 square feet (65%), signed a new five-year lease at a rate of $39.50 per square foot, nearly three times the prior rent.

OPERATING COMPANY INVESTMENTS

WYNDHAM INTERNATIONAL, INC.

We completed our investment in Wyndham International a year ago. Since that time, Wyndham has made substantial progress in defining and implementing a more operations-focused business strategy. Under the leadership of a new results-oriented management team, Wyndham has been delivering strong results in terms of RevPAR and occupancy. Wyndham has also focused on improving the balance sheet through the sale of non-strategic assets and the reduction of debt. Wyndham reported second quarter results that significantly exceeded "Street" expectations. RevPAR growth was 5.7% and average occupancy was 77.2% for the quarter. So far this year, Wyndham has sold $240 million of non-strategic assets and during the second quarter reduced outstanding debt by $160 million. Management's stated priority is to improve revenue and margins, reduce corporate overhead and simplify the business model by focusing primarily on the core proprietary brands of Wyndham. The Wyndham preferred stock, (which is held in a voting trust) continues to distribute quarterly dividends, paid in a combination of cash and additional paid in kind shares.

CYPRESS COMMUNICATIONS, INC.

On February 10, 2000 Cypress successfully completed its initial public offering, issuing ten million shares of common stock at $17.00. Trading on Nasdaq under the symbol "CYCO", the stock price has fluctuated between $5.00 and $30.00, and at the end of the second quarter was trading at approximately $7.25 per share, (representing approximately $31 million for Beacon's aggregate position). Before the IPO, Beacon Capital Partners had invested a total of $11 million in the company and distributed the investment to a voting trust for which our shareholders are the beneficial owners. The underlying security of the voting trust is common shares of Cypress with an original cost basis of approximately $2.60 per share. At the time that the investment was transferred into the voting trust, the basis was written up to $4.22 per share. The voting trust units are subject to customary lock-up restrictions as well as certain other terms and conditions of the trust. Cypress recently appointed a new seasoned executive from the telecommunications industry as CEO of the company and reported second quarter earnings that were in line with analysts expectations.

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                         BEACON CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------

                                 MID-YEAR REPORT
                          -----------------------------

                                                         -----------------------
                                                         STATUS OF THE PORTFOLIO
                                                         -----------------------

CO SPACE, INC.

In April 2000, CO Space filed registration documents with the SEC for an initial public offering. Similar to our investment in Cypress Communications, we distributed the investment to a voting trust for which our shareholders are the beneficial owners. On June 1, 2000 it was announced that CO Space was being acquired by InterNAP (Nasdaq: INAP), in an all-stock transaction. Following a reverse stock split, the underlying security of the voting trust was converted to common shares of InterNAP, with a cost basis of approximately $6.13 per InterNAP share. Beacon originally invested $8 million in CO Space in November, 1999. Based on InterNap's stock price at the end of the second quarter, the aggregate investment was valued at nearly $40 million. Similar to our investment in Cypress, the stock is held in a voting trust and is subject to customary lock-up restrictions as well as the terms and conditions of the trust.

BEACON CAPITAL STRATEGIC PARTNERS, L.P.

In March 2000, we closed Beacon Capital Strategic Partners, a real estate limited partnership, with total capital commitments of $287.5 million. Beacon Capital Partners committed 20% of the capital and the benefits of the management fee and the incentive return will flow through directly to our shareholders. Thus far, we have invested in four transactions that upon stabilization will include over 1.5 million square feet at a projected total cost of approximately $310 million. We have until October 2001 to invest the committed capital. To date, we have not drawn any equity capital from the partners and have funded acquisitions through a $137.5 million subscription line. Our initial investment in the Fund, 233 Fremont Street in San Francisco, has already produced tremendous results. In June, we closed on the sale of the property to an affiliate of Charles Schwab and Company for a price that equates to $175 million ($453 per square foot). As a result, we made a $70 million distribution to the partners. In addition to receiving its prorata share as a limited partner, Beacon Capital Partners as General Partner was also entitled to 20% of the proceeds, for a total distribution of $25 million.

FINANCING ACTIVITIES

We completed a $175 million refinancing of the Athenaeum Portfolio in April, and after closing costs, and defeasance of the prior loan, shared proceeds of approximately $90.7 million with our joint venture partner. As a result of the sale of 215 First Street in June, the loan was reduced by $50.9 million. We also exercised a one-year extension on our interim financing with Deutsche Bank. The loan, (which now matures in June 2001), was reduced by $32.2 million as a result of the sale of the Draper Building in April, and the principal balance outstanding is now $97.8 million.

We believe that we are on track toward delivering strong returns to our investors. We have already produced some extraordinary results in several of our investments, and we expect to continue to return capital to our investors as we execute our strategy.

Thank you for your continued trust and confidence.


/s/ Alan M. Leventhal                      /s/ Lionel P. Fortin

Alan M. Leventhal                          Lionel P. Fortin
Chairman and Chief Executive Officer       President and Chief Operating Officer


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                         BEACON CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------

                                 MID-YEAR REPORT
                          -----------------------------
                          BEACON CAPITAL PARTNERS, INC.


CONSOLIDATED BALANCE SHEETS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

--------------------------------------------------------------------------------------------------------------------
                                                                          JUNE 30, 2000        DECEMBER 31, 1999
                                                                           (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
ASSETS
Real Estate:
  Land                                                                          $35,257                  $52,182
  Buildings, improvements and equipment                                         224,440                  216,967
                                                                               --------                 --------
                                                                                259,697                  269,149
  Less accumulated depreciation                                                   8,666                    7,025
                                                                               --------                 --------
                                                                                251,031                  262,124

Deferred financing and leasing costs, net of accumulated
  amortization of $759 and $434, respectively                                     2,885                    3,085
Cash and cash equivalents                                                        83,482                   76,927
Restricted cash                                                                     611                    1,203
Accounts receivable, net                                                          4,423                    3,393
Deferred rent receivable                                                          1,550                      783
Other assets                                                                        503                    1,905
Investments in partnership, joint ventures and corporations                      98,110                  163,677
                                                                               --------                 --------

     Total assets                                                              $442,595                 $513,097
                                                                               ========                 ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgage notes payable                                                        $31,019                  $31,172
  Note payable -- interim financing                                              97,830                  122,500
  Accounts payable and accrued expenses                                          14,689                   15,209
                                                                               --------                 --------
     Total liabilities                                                          143,538                  168,881
                                                                               --------                 --------

Commitments and contingencies                                                        --                       --

Minority interest in consolidated partnership                                    38,199                   43,639
                                                                               --------                 --------
Stockholders' equity:
  Preferred stock; $.01 par value, 200,000,000 shares
     authorized, none issued or outstanding                                          --                       --
  Excess stock; $.01 par value, 250,000,000 shares
     authorized, none issued or outstanding                                          --                       --
  Common stock; $.01 par value, 500,000,000 shares
     authorized, 20,972,592 and 20,973,932 shares issued
     and outstanding, respectively                                                  210                      210
  Additional paid-in capital                                                    389,502                  389,520
  Cumulative net income                                                          68,581                   12,019
  Cumulative dividends                                                         (197,435)                (101,172)
                                                                               --------                 --------
     Total stockholders' equity                                                 260,858                  300,577
                                                                               --------                 --------

     Total liabilities and stockholders' equity                                $442,595                 $513,097
                                                                               ========                 ========


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                         BEACON CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------

                                 MID-YEAR REPORT
                          -----------------------------
                          BEACON CAPITAL PARTNERS, INC.


CONSOLIDATED STATEMENTS OF OPERATIONS
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)

-----------------------------------------------------------------------------------------------------------------------------
                                                          THREE MONTHS ENDED JUNE 30,            SIX MONTHS ENDED JUNE 30,

                                                             2000             1999                 2000             1999
-----------------------------------------------------------------------------------------------------------------------------
REVENUES:
  Rental income                                             $8,524           $4,715              $16,940           $9,877
  Reimbursement of operating expenses
     and real estate taxes                                     374              788                  690            1,591
  Equity in earnings of partnership
     and joint ventures                                      1,120            1,147                3,972            2,401
  Interest and dividend income                               2,039            2,799                3,334            4,784
  Other income                                                 325              162                6,995              403
                                                           -------           ------              -------           ------
       Total revenues                                       12,382            9,611               31,931           19,056
                                                           -------           ------              -------           ------

EXPENSES:
  Property operating                                         2,510            1,388                4,764            2,747
  Real estate taxes                                          1,190            1,236                2,439            2,299
  General and administrative                                 2,837            2,341                5,764            4,923
  Affiliate formation expenses                                  --               --                2,054               --
  Interest expense                                             844               25                2,484              467
  Depreciation and amortization                              1,936            1,192                3,801            2,316
                                                           -------           ------              -------           ------
     Total expenses                                          9,317            6,182               21,306           12,752
                                                           -------           ------              -------           ------
Income before gains on sales of
  real estate, minority interest
  and extraordinary items                                    3,065            3,429               10,625            6,304
Gains on sales of real estate                               58,537               --               58,537               --
                                                           -------           ------              -------           ------
Income before minority interest
  and extraordinary items                                   61,602            3,429               69,162            6,304
Minority interest in consolidated
  partnership                                               (7,149)            (398)              (8,026)            (732)
                                                           -------           ------              -------           ------
Income before extraordinary items                           54,453            3,031               61,136            5,572
Extraordinary items, net of minority interest               (4,562)              --               (4,574)              --
                                                           -------           ------              -------           ------
  Net income                                               $49,891           $3,031              $56,562           $5,572
                                                           =======           ======              =======           ======
Income before extraordinary items
  per common share -- basic and diluted                      $2.60            $0.14                $2.92            $0.27
Extraordinary items per common share
  -- basic and diluted                                       (0.22)              --                (0.22)              --
                                                           -------           ------              -------           ------
  Net income per common share
  -- basic and diluted                                       $2.38            $0.14                $2.70            $0.27
                                                           =======           ======              =======           ======
Weighted average number of common
  shares outstanding (in thousands)                         20,973           20,974               20,973           20,974
                                                           =======           ======              =======           ======
FFO CALCULATION
Income before gains on sales of real
  estate, minority interest and
  extraordinary items                                       $3,065           $3,429              $10,625           $6,304
Add real estate related depreciation and amortization:
  Consolidated entities                                      1,532            1,116                3,051            2,203
  Joint venture entities                                       524              518                1,076            1,031
                                                           -------           ------              -------           ------
Funds from operations before
  minority interest                                          5,121            5,063               14,752            9,538
Company share of consolidated
  partnership                                               88.39%           88.40%               88.40%           88.40%
                                                           -------           ------              -------           ------
Company funds from operations                               $4,527           $4,476              $13,041           $8,432
                                                           =======           ======              =======           ======
Funds from operations per common share                       $0.22            $0.21                $0.62            $0.40
                                                           =======           ======              =======           ======


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                         BEACON CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------

                                 MID-YEAR REPORT
                          -----------------------------

Since our inception, we have made distributions to our unitholders and stockholders. We have paid cash dividends and have also distributed our interests in three voting trusts established to hold stock of companies in which we have made investments. The following chart summarizes these distributions. The numbers in the chart assume you have held 1,000 shares of common stock of the Company since March 1998. If you did not hold any common stock on the date of record for each of the distributions of the interests in the voting trusts, you would not receive an interest in the relevant voting trust and will not receive any distributions made in respect of that particular voting trust. An interest in each of the voting trusts is the equivalent to one share of the underlying securities held by that specific voting trust.

------------------------------------------------------------------------------------------------------------------------------------
DATE OF RECORD           DISTRIBUTION RATE                   DESCRIPTION                       YOUR HOLDINGS
March 19, 1998           N/A                                 Purchase of 1,000 shares of       1,000 shares of the Company's
                                                             common stock of Beacon            common stock
                                                             Capital Partners, Inc.
------------------------------------------------------------------------------------------------------------------------------------
December 28, 1998        $0.48 per share of the              1998 cash dividend                $480.00
                         Company's common stock
------------------------------------------------------------------------------------------------------------------------------------
June 8, 1999             0.04433462 interests in the         Distribution of the Wyndham       44.3346 interests in the Wyndham
                         Wyndham Voting Trust per            Voting Trust                      Voting Trust
                         share of the Company's
                         common stock
------------------------------------------------------------------------------------------------------------------------------------
September 30, 1999       Annual 9.75%, Dividend              Wyndham preferred stock           $32.42 and .7565 additional interests
                         Payment Period = 1                  quarterly dividend                in the Wyndham Voting Trust, for a
                         (See Note 1)                                                          total of 45.0911 Wyndham Voting
                                                                                               Trust interests
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999        Annual 9.75%, Dividend              Wyndham preferred stock           $32.42 and .7751 additional interests
                         Payment Period = 2                  quarterly dividend                in the Wyndham Voting Trust, for a
                         (See Note 1)                                                          total of 45.8662 Wyndham Voting
                                                                                               Trust interests
------------------------------------------------------------------------------------------------------------------------------------
January 5, 2000          0.039632294 interests in the        Distribution of the Cypress       39.6323 interests in the Cypress
                         Cypress Voting Trust per share of   Voting Trust                      Voting Trust
                         the Company's common stock
------------------------------------------------------------------------------------------------------------------------------------
February 10, 2000        4.5 for 1 split of Cypress Voting   Cypress stock split from 1        178.3453 converted interests in
                         Trust interests                     share of preferred stock to 4.5   the Cypress Voting Trust
                                                             shares of common stock
------------------------------------------------------------------------------------------------------------------------------------
February 24, 2000        $0.50 per share of the              2000 cash dividend                $500.00
                         Company's common stock
------------------------------------------------------------------------------------------------------------------------------------
March 22, 2000           0.224568409 interests in the        Distribution of the CO Space      224.5684 interests in the CO Space
                         CO Space Voting Trust per share     Voting Trust                      Voting Trust
                         of the Company's common stock
------------------------------------------------------------------------------------------------------------------------------------
March 31, 2000           Annual 9.75%, Dividend              Wyndham preferred stock           $32.42 and .7939 additional interests
                         Payment Period = 3                  quarterly dividend                in the Wyndham Voting Trust, for a
                         (See Note 1)                                                          total of 46.6601 Wyndham Voting
                                                                                               Trust interests
------------------------------------------------------------------------------------------------------------------------------------
June 16, 2000            $3.00 per share of the              2000 cash dividend                $3,000.00
                         Company's common stock
------------------------------------------------------------------------------------------------------------------------------------
June 20, 2000            0.24488 for 1 conversion of CO      Each interest in the CO Space     54.9923 interests in the CO Space
                         Space common stock for              Voting Trust represents .24488    Voting Trust
                         InterNAP common stock               shares of InterNAP common
                                                             stock
------------------------------------------------------------------------------------------------------------------------------------
June 30, 2000            Annual 9.75%, Dividend              Wyndham preferred stock           $32.42 and .8131 additional interests
                         Payment Period = 4                  quarterly dividend                in the Wyndham Voting Trust, for a
                         (See Note 1)                                                          total of 47.4732 Wyndham Voting
                                                                                               Trust interests
------------------------------------------------------------------------------------------------------------------------------------

Note 1: The Wyndham dividend is paid quarterly, partially in cash and partially in paid in kind shares. The cash portion of the dividend is based on a formula that keeps the cash dividend flat over the first six years. As defined in the Certificate of Designation, "Cash Percentage" means, as to any date, the amount calculated on the basis of the following formula (expressed as a percentage), with the dividend payment period ("DPP") referring to the number of dividend payment dates that have occurred prior to such date:
73,125/(7,000,000 times 1.024375 raised to the power of DPP (i.e.,
1.024375DPP), plus 3,000,000).

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                         BEACON CAPITAL PARTNERS, INC.
--------------------------------------------------------------------------------
inside back cover

SENIOR MANAGEMENT

Alan M. Leventhal
Chairman of the Board and
Chief Executive Officer

Lionel P. Fortin
President and Chief Operating Officer

William A. Bonn
Senior Vice President and
General Counsel

Jeremy B. Fletcher
Senior Vice President and
Chief Executive
Beacon Capital Partners West

John Halsted
Senior Vice President of BCP and
Chief Investment Officer of
Beacon Venture Partners, Inc.

Douglas S. Mitchell
Senior Vice President --
Development

Erin R. O'Boyle
Senior Vice President and
Chief Investment Officer

Randy J. Parker
Senior Vice President and
Chief Financial Officer

Thomas Ragno
Senior Vice President --
Management and Leasing

DIRECTORS

Alan M. Leventhal
Chairman of the Board and
Chief Executive Officer
Beacon Capital Partners, Inc.
Boston, MA

Lionel P. Fortin
President and Chief Operating Officer
Beacon Capital Partners, Inc.
Boston, MA

Stephen T. Clark
President
Cypress Realty, Inc.
Houston, TX

Robert M. Melzer
Formerly: President and Chief Executive Officer
Property Capital Trust
Boston, MA

Steven Shulman
Managing Director
Latona Associates, Inc.
Hampton, NH

Scott M. Sperling
Managing Director
Thomas H. Lee Company
Boston, MA

BEACON CAPITAL PARTNERS, INC.                           (617) 457-0400
ONE FEDERAL STREET                                      (617) 457-0499 Fax
BOSTON, MASSACHUSETTS 02110                             www.beaconcapital.com


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                         BEACON CAPITAL PARTNERS, INC.
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